UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

Social Capital Hedosophia Holdings Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G8250R 103

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSON SCH Sponsor Corp.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,250,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,250,000 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,250,000 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.00% (2)
12		TYPE OF REPORTING PERSON CO

(1) Reflects 17,250,000 Class A ordinary shares (“Class A Shares”) of Social Capital Hedosophia Holdings Corp. (the “Issuer”) issuable upon conversion of 17,250,000 Class B ordinary shares (“Class B Shares”) of the Issuer.

(2) The calculation assumes that there is a total of 86,250,000 Class A Shares outstanding, which is the sum of (i) the 69,000,000 Class A Shares outstanding as of November 13, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2017 (the “2017 Third Quarter 10-Q”), and (ii) the 17,250,000 Class A Shares issuable upon conversion of the Class B Shares reported herein.

1		NAME OF REPORTING PERSON Chamath Palihapitiya
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,250,000 (3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,250,000 (3)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,250,000 (3)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.00% (4)
12		TYPE OF REPORTING PERSON IN

(3) Reflects 17,250,000 Class A Shares issuable upon conversion of 17,250,000 Class B Shares.

(4) The calculation assumes that there is a total of 86,250,000 Class A Shares outstanding, which is the sum of (i) the 69,000,000 Class A Shares outstanding as of November 13, 2017, as reported in the 2017 Third Quarter 10-Q, and (ii) the 17,250,000 Class A Shares issuable upon conversion of the Class B Shares reported herein.

1		NAME OF REPORTING PERSON Ian Osborne
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,250,000 (5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,250,000 (5)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,250,000 (5)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.00% (6)
12		TYPE OF REPORTING PERSON IN

(5) Reflects 17,250,000 Class A Shares issuable upon conversion of 17,250,000 Class B Shares.

(6) The calculation assumes that there is a total of 86,250,000 Class A Shares outstanding, which is the sum of (i) the 69,000,000 Class A Shares outstanding as of November 13, 2017, as reported in the 2017 Third Quarter 10-Q, and (ii) the 17,250,000 Class A Shares issuable upon conversion of the Class B Shares reported herein.

Item 1(a).	Name of Issuer:

Social Capital Hedosophia Holdings Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

120 Hawthorne Avenue

Palo Alto, California 94301

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by SCH Sponsor Corp., a Cayman Islands exempted company (the “Sponsor”), Chamath Palihapitiya and Ian Osborne (each, a “Reporting Person” and, collectively, the “Reporting Persons”), pursuant to an Agreement of Joint Filing, a copy of which is filed with this Schedule 13G as Exhibit 1, in accordance with Rule 13d-1(k)(1) under the Act.

The Class B Shares are held directly by the Sponsor. Mr. Palihapitiya and Mr. Osborne share voting and dispositive power over the Class B Shares held by the Sponsor as a result of being the sole directors of the Sponsor and sharing control over the Sponsor.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Social Capital Hedosophia Holdings Corp.
120 Hawthorne Avenue

Palo Alto, California 94301

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share

Item 2(e).	CUSIP Number:

The Class A Ordinary Shares CUSIP number is G8250R 103.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2018

SCH Sponsor Corp.

By:		/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	Managing Director

Chamath Palihapitiya

/s/ Chamath Palihapitiya

Ian Osborne

/s/ Ian Osborne

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.